UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Premier Alliance Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

211917109

(CUSIP Number)

Isaac Blech 75 Rockefeller Plaza, 29th Floor New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 211917109
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Miriam Blech
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,571,427
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,571,427
	10.	SHARED DISPOSITIVE POWER ☐ 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,427
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8%
14.	TYPE OF REPORTING PERSON* IN

*	(SEE INSTRUCTIONS)

CUSIP No. 211917109
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) River Charitable Remainder Unitrust f/b/o Isaac Blech
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,714,285
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,714,285
	10.	SHARED DISPOSITIVE POWER ☐ 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,714,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14.	TYPE OF REPORTING PERSON* OO

*	(SEE INSTRUCTIONS)

CUSIP No. 211917109
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Blech
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,714,285
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,714,285
	10.	SHARED DISPOSITIVE POWER ☐ 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,714,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14.	TYPE OF REPORTING PERSON* IN

*	(SEE INSTRUCTIONS)

CUSIP No. 211917109

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Premier Alliance Group, Inc., a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Issuer are located at 4521 Sharon Rd., Suite 300, Charlotte, North Carolina 28211.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed by Miriam Blech (“Ms. Blech”) a natural person who is a United States citizen, River Charitable Remainder Unitrust f/b/o Isaac Blech, a trust formed under the laws of the state of New York (the “Trust”) and Isaac Blech (Mr. Blech, and together with the Trust and Ms. Blech, the “Reporting Persons”). Ms. Blech and Mr. Blech is each a private investor whose business address is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019. The principal business address of the Trust is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019.

(d), (e)	None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 3, 2011, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which it (i) issued and sold to Ms. Blech an aggregate of (A) 1,428,571 shares of the 7% $2.10 Series C Preferred Stock, $.001 par value, convertible into shares of the Issuer’s Common Stock (the “Series C Preferred Stock”); and (B) 4,285,714 warrants to purchase the Issuer’s Common Stock, $.001, exercisable during the five-year period commencing on the date of issuance at $0.77 per share (the “Warrants”), for an aggregate purchase price of $3,000,000; and (ii) issued and sold to the Trust an aggregate of (A) 952,381 shares of Series C Preferred Stock; and (B) 2,857,142 Warrants, for an aggregate purchase price of $2,000,000. The description of the Securities Purchase Agreement herein is a summary and is qualified in its entirety by the terms of the Securities Purchase Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

The funds used for the acquisition of the shares of Series C Preferred Stock and Warrants came from personal funds of the Reporting Persons. No borrowed funds were used to purchase the shares of Series C Preferred Stock or Warrants.

Item 4.	Purpose of Transaction.

Securities Purchase Agreement

The Reporting Persons agreed to purchase, and the Issuer agreed to sell, the Series C Preferred Stock and the Warrants pursuant to the Securities Purchase Agreement. Pursuant to the terms of the Securities Purchase Agreement, the holders of a majority of the Series C Preferred Stock, voting together as a single class, have the right to (i) elect four members to the Issuer’s board of directors and (ii) appoint a representative to attend each meeting of the board as a non-voting observer. As of the date hereof, the Reporting Persons are the only holders of Series C Preferred Stock, and, as such, have the sole right to elect the board members and to appoint such observer.

The Securities Purchase Agreement also provides that the Issuer will enter into a registration rights agreement with the Reporting Persons with respect to the shares of Common Stock issued or issuable upon conversion of the Series C Preferred Stock and exercise of the Warrants, as applicable, as described below. If a registration statement is not filed within 60 days after the effective date of such registration rights agreement or declared effective within 120 days after the effective date of such registration rights agreement, then the Securities Purchase Agreement provides that the Issuer will pay to such Reporting Person an amount of cash equal to 1% of the aggregate purchase price of such Series C Preferred Stock and Warrants for each 30-day period during such default; provided, however, that the payments will not exceed 5% of the aggregate purchase price.

Certificate of Designation

The rights and privileges of the shares of Series C Preferred Stock are contained in the Certificate of Designation of Series C Preferred Stock of Premier Alliance Group, Inc. (the “Certificate of Designation”). The Reporting Persons, at each of their option, may convert their shares of Series C Preferred Stock at any time into the number of shares of Common Stock determined by dividing the initial issuance price for the Series C Preferred Stock of $2.10 per share by the Conversion Price (as such term is defined in the Certificate of Designation), which initially is set at $0.70 per share. The Conversion Price is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and similar transactions.

In the event of a Liquidation Event (as such term is defined in the Certificate of Designation), each holder of Series C Preferred Stock is entitled to receive, prior to any distribution to the holders of Common Stock, the greater of (i) an amount per share equal to $2.10 for each share of Series C Preferred Stock held (as adjusted for any stock split, stock dividend, stock combination and similar transaction), plus any declared but unpaid dividends, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of Common Stock issuable upon conversion of the Series C

Preferred Stock. If the Issuer declares a dividend or distribution on shares of Common Stock, then the Issuer will declare an additional dividend on each share of Series C Preferred Stock equal to the product of (i) the dividend payable on each share of Series C Preferred Stock determined as if all shares had been converted into Common Stock and (ii) the number of shares of Common Stock issuable upon conversion of a share of Series C Preferred Stock.

The Certificate of Designation provides that, for so long as any shares of Series C Preferred Stock are outstanding, the holders of a majority of the Series C Preferred Stock will have the right to elect one member of the Issuer’s Board of Directors.

The holders of the Series C Preferred Stock have the right to vote on any matter submitted to a vote of the holders of Common Stock and are entitled to vote that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series C Preferred Stock. An affirmative vote of the majority of the holders of the Series C Preferred Stock is required for the Issuer to (i) authorize, create or issue any equity, certain debt or other securities superior to or on parity with the Series C Preferred Stock, (ii) issue any additional Series B Preferred Stock or Series C Preferred Stock or any securities that are convertible into or exercisable for Series B Preferred Stock or Series C Preferred Stock, (iii) pay any dividends or distributions on any capital stock of the Issuer that is junior to or on parity with the Series C Preferred Stock in connection a liquidation; (iv) effect certain mergers or consolidations of the Issuer, effect certain sales of the assets of the Issuer, effect any recapitalization of the Issuer or effect any other Liquidation Event; (v) amend, waive or repeal the Issuer’s certificate of incorporation or bylaws in a way that adversely affects the Series C Preferred Stock; (vi) change the nature of the Issuer’s business; or (vii) enter into a transaction with any affiliate of the Issuer that is not on an arm’s length terms.

The description of the Certificate of Designation herein is a summary and is qualified in its entirety by the terms of the Certificate of Designation, a copy of which is filed as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, on March 3, 2011, the Issuer entered into a Registration Rights Agreement with the Reporting Persons (the “Registration Rights Agreement”) pursuant to which the Issuer is required to file a registration statement for the re-sale of the Common Stock issuable upon (i) the conversion of the Series C Preferred Stock and (ii) exercise of the Warrants, within 60 days after March 3, 2011, and to use its best efforts to cause the registration statement to be declared effective as promptly as possible after filing and no later than 120 days after March 3, 2011.

The Issuer has agreed to keep the registration statement effective until the Reporting Persons no longer own any shares of Common Stock issued or issuable upon conversion or exercise of the Series C Preferred Stock or Warrants, as applicable. In addition, the Issuer has agreed not to file any registration statement (other than in connection with shares offered to employees) until the registration statement covering the resale of the shares of Common Stock issued or issuable upon conversion or exercise of the Series C Preferred Stock or Warrants, as applicable, owned by the Reporting Persons are effective.

The Issuer is obligated to pay all of the expenses it incurs in connection with such registrations (other than underwriting discounts, selling commissions and stock transfer taxes, if any) as well as reasonable fees and expenses of counsel to the Reporting Persons, not to exceed $10,000 in connection with the exercise of their registration rights. The Issuer has agreed to indemnify the Reporting Persons and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registrations.

The description of the Registration Rights Agreement herein is a summary and is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is filed as Exhibits 3 to this Schedule 13D and is incorporated by reference herein.

Warrants

The Warrants represent the right to purchase shares of the Issuer’s Common Stock at an exercise price of $0.77 per share. Payment of the exercise price may be made in cash, or, subject to certain exceptions, through a cashless exercise. The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment in the event of stock splits and under certain other circumstances as set forth in the Warrants. The Warrants expire on the fifth anniversary of the date they were first issued.

The securities were issued in reliance upon the exemptions from registration under the Securities Act of 1933, as amended, provided by Regulation D and Section 4(2) and Section 4(6). The securities were issued directly by the Issuer and did not involve a public offering or general solicitation.

The Reporting Persons intends to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons, together with their affiliates, may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in the Reporting Persons’ sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	As of March 3, 2011, Ms. Blech beneficially owns 8,571,427 shares of Common Stock, representing approximately 51.8% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Securities Purchase Agreement. Such beneficial ownership assumes the issuance of 4,285,713 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 4,285,714 shares of Common Stock issuable upon exercise of the Warrants, as more fully described herein. Ms. Blech disclaims beneficial ownership of the Common Stock owned by the Trust, except to the extent of her pecuniary interest therein.

Ms. Blech has the sole power to vote or direct the vote 8,571,427 shares of Common Stock and has the sole power to dispose or direct the disposition 8,571,427 shares of Common Stock.

As of March 3, 2011, the Trust beneficially owns 5,714,285 shares of Common Stock, representing approximately 41.8% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Securities Purchase Agreement. Such beneficial ownership assumes the issuance of 2,857,143 shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and 2,857,142 shares of Common Stock issuable upon exercise of the Warrants, as more fully described herein. The beneficiaries of the Trust are Ms. Blech and Isaac Blech, Ms. Blech’s husband. The sole trustee is Mr. Blech, who has the sole voting and dispositive power of the Trust. Mr. Blech disclaims beneficial ownership of the Common Stock owned by Ms. Blech, except to the extent of his pecuniary interest therein.

Mr. Blech, as the sole trustee of the Trust, has the sole power to vote or direct the vote 5,714,285 shares of Common Stock and has the sole power to dispose or direct the disposition 5,714,285 shares of Common Stock.

(c)	Except as described herein, the Reporting Persons have not effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 5 and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Securities Purchase Agreement, dated March 3, 2011, between Premier Alliance Group, Inc. and Miriam Blech (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed March 7, 2011)

Exhibit 3	Registration Rights Agreement, dated March 3, 2011, between Premier Alliance Group, Inc. River Charitable Remainder Unitrust f/b/o Isaac Blech and Miriam Blech (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed March 7, 2011)

Exhibit 4	Form of Common Stock Purchase Warrant, dated March 3, 2011 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed March 7, 2011)

Exhibit 5	Certificate of Designation for the 7% $2.10 Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed March 7, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2011

/s/ Miriam Blech
Miriam Blech

River Charitable Remainder Unitrust f/b/o Isaac Blech

By:	/s/ Isaac Blech

Name:	Isaac Blech
Title:	Trustee

/s/ Isaac Blech
Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).